Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Casey’s General Stores Inc
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Casey’s General Stores Inc (CASY)
Vote Yes: Proposal #6 – Climate Transition Plan and GHG Reduction

Goals

Annual Meeting: September 6, 2023

CONTACT: David Shugar | david@asyousow.org

THE RESOLUTION

Resolved: Shareholders request the Board issue a report, at reasonable expense and excluding confidential information, disclosing how the Company intends to reduce its full Scope 1, 2, and 3 value chain greenhouse gas emissions in alignment with the Paris Agreement’s 1.5°C goal requiring Net Zero emissions by 2050.

Supporting Statement: Proponents recommend, at Company discretion, that the report include:

•	Disclosure of all relevant Scope 1, 2, and 3 emissions;
•	A timeline for setting a 1.5°C-aligned Net Zero by 2050 target for the Company’s Scope 1, 2, and 3 greenhouse gas emissions, as well as 1.5°C-aligned interim emissions reduction goals;

•	An enterprise-wide climate transition plan to achieve emissions reduction goals across all relevant emissions scopes.

•	Annual progress towards meeting its emissions reduction goals.

SUMMARY

The window for limiting global warming to 1.5 degrees Celsius (“1.5°C”) is quickly narrowing, requiring immediate and significant emissions reductions from all market sectors.1 Failure to reach net zero emissions by 2050 is projected to have dramatic economic consequences, impacting companies and investor portfolios.2

Casey’s General Stores (“Casey’s”) is the third-largest convenience store retailer in the United States.3 Casey’s is in the top 40 largest North American food retailers and is the fifth largest pizza chain in the U.S. 4 Sustainability non-profit Ceres lists Casey’s in its Food Emissions 50 initiative, meaning it is one of 50 highest-emitting food companies in the U.S.5 Casey’s operates in the Midwest U.S., a region prone to extreme weather that can disrupt food production and distribution logistics. Finally, Casey’s most profitable product is petroleum-based motor fuel, which is vulnerable to regulation as federal and state governments implement decarbonization plans, and the automobile market continues to rapidly transition to electricity.

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1 https://www.ipcc.ch/report/sixth-assessment-report-cycle/

2 https://www.nytimes.com/2021/04/22/climate/climate-change-economy.html

3 https://s2.q4cdn.com/194594550/files/doc_downloads/sustainability/Casey's-(ESG-Report-2022).pdf, p.4

4 https://progressivegrocer.com/pg-100-ranking-top-food-retailers-north-america; https://thetakeout.com/casey-s-devotees-love-convenience-store-pizza-we-asked-1846257693

5 https://www.ceres.org/climate/ambition2030/food-emissions-50/benchmark/caseys-general-stores-inc

2023 Proxy Memo Casey‘s General Stores Inc | Climate Transition Plan and GHG Reduction Goals

Considering its exposure to physical impacts, along with regulatory and reputational risks associated with climate change, it is incumbent on Casey’s to reduce emissions across its value chain, in alignment with the 1.5°C Paris goal, in order to mitigate these risks. Quantifying and setting reduction targets across its full value chain emissions would enable Casey’s to further understand the climate impacts of its direct operations, supply chain, and create strategies to reduce climate risk.

As shareholders grow increasingly concerned about corporate plans to address climate-related risks, forward-looking companies stand to gain a competitive advantage by aligning with climate-related disclosure expectations and adopting greenhouse gas reduction targets. Casey’s risks falling behind peer retailers that also sell fuel, such as Walmart, Kroger, and Costco, which have set comprehensive emissions reduction targets.6

By measuring and reducing its Scope 1, 2, and 3 emissions, Casey’s can provide investors with assurance that management is taking action to measure and manage its climate-related risks and opportunities.

We urge a “Yes” vote on this resolution.

RATIONALE FOR A YES VOTE

1.	Casey’s General Stores is exposed to climate-related physical, regulatory, and reputational risk.

2.	Casey’s General Stores does not disclose a plan or goal to reduce its material value chain emissions in alignment with the Paris Agreement’s objective of achieving Net Zero by 2050.

3.	Casey’s General Stores lags peers in addressing the impacts of its emissions.

DISCUSSION

1.	Casey’s General Stores is exposed to climate-related physical, regulatory, and reputational risk.

Our Company is the third-largest convenience store retailer in the United States.7 Casey’s identifies petroleum-based motor fuel as its largest revenue product, accounting for approximately 63% of Casey’s total revenue with over 2.5 billion gallons sold in fiscal year 2022.8 The significant emissions impact of the transportation sector has made it a priority for decarbonization incentives and regulations,9 particularly in the U.S., where cars and trucks generate more than 23% of national greenhouse gas emissions.10 As Casey’s acknowledges, a shift toward electric or alternative-fueled vehicles could fundamentally change the shopping and driving habits of its customers, “potentially result[ing] in fewer guest visits to our stores, decreases in sales revenue across all categories or lower profit margins.”11 While Casey’s has added a small number of EV charging stations across its stores, it remains unclear to investors how Casey’s will protect itself from climate-related risks to its most profitable product, petroleum-based motor fuel.12

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6 https://carboncloud.com/2022/01/13/retailer-climate-targets-suppliers/

7 https://s2.q4cdn.com/194594550/files/doc_downloads/sustainability/Casey's-(ESG-Report-2022).pdf, p.4

8 https://s2.q4cdn.com/194594550/files/doc_financials/2022/ar/Casey's-(Annual-Report-2022).pdf, p.5,14

9 https://www.mckinsey.com/industries/public-sector/our-insights/the-inflation-reduction-act-heres-whats-in-it

10 https://www.epa.gov/greenvehicles/fast-facts-transportation-greenhouse-gas-emissions

11 https://s2.q4cdn.com/194594550/files/doc_financials/2022/ar/Casey’s-(Annual-Report-2022).pdf, p.14

12 https://s2.q4cdn.com/194594550/files/doc_financials/2022/ar/Casey's-(Annual-Report-2022).pdf, p.21

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2023 Proxy Memo Casey‘s General Stores Inc | Climate Transition Plan and GHG Reduction Goals

In addition to changing consumer habits, Casey’s states that “changes in our climate, including the effects of carbon emissions in the environment” may lead to additional government regulation, which could adversely impact its business and operations.13 The SEC proposed rules to enhance and standardize climate-related disclosures for investors in March 2022. The proposed rules would require registrants to include information about climate-related risks, including greenhouse gas emissions.14 While the SEC has yet to finalize its disclosure rule, the European Union has finalized its Corporate Sustainability Reporting Directive, under which regulated companies will have to report Scope 1, 2, and 3 emissions. 15 Climate-related regulatory risks are increasing globally. By reducing the emissions from its full value chain, Casey’s can prepare itself to comply with anticipated climate regulations and benefit from being an early mover.

In addition to fuel, Casey’s food and distribution-associated emissions are significant. The investor group Ceres identifies Casey’s as part of the Food Emissions 50 initiative, meaning it is one of 50 highest-emitting food companies in the U.S.16 Casey’s especially relies on the availability and affordability of food ingredients such as cheese and proteins.17 Yet climate change is reducing yields and causing food inflation around the globe.18 Furthermore, climate-related extreme weather may affect Casey’s. The U.S. is experiencing increases in costly weather-related disasters.19 Casey’s operates in the Midwest region, which is vulnerable to extreme weather such as tornadoes, flooding, and ice storms, which can damage facilities or reduce consumer traffic at locations.20 Casey’s is vulnerable to climate impacts on its food supply chain and distribution logistics. By expanding its emissions reduction efforts to include emissions from its full value chain, Casey’s can mitigate these physical and operational risks.

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13 https://s2.q4cdn.com/194594550/files/doc_financials/2022/ar/Casey’s-(Annual-Report-2022).pdf, p.14

14 https://www.sec.gov/news/press-release/2022-46

15 https://corpgov.law.harvard.edu/2023/01/30/eu-finalizes-esg-reporting-rules-with-international-impacts/

16 https://www.ceres.org/climate/ambition2030/food-emissions-50/benchmark/caseys-general-stores-inc

17 https://s2.q4cdn.com/194594550/files/doc_financials/2022/ar/Casey’s-(Annual-Report-2022).pdf, p.10

18 https://www.cbsnews.com/news/climate-change-food-prices-inflation-3-percent-study/

19 https://www.climate.gov/news-features/blogs/2022-us-billion-dollar-weather-and-climate-disasters-historical-context

20 https://s2.q4cdn.com/194594550/files/doc_financials/2022/ar/Casey's-(Annual-Report-2022).pdf, p.14

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2023 Proxy Memo Casey‘s General Stores Inc | Climate Transition Plan and GHG Reduction Goals

2.	Casey’s General Stores does not disclose a plan or goal to reduce its material value chain emissions in alignment with the Paris Agreement’s objective of achieving Net Zero by 2050.

Even while recognizing the serious climate-related risks to its business, Casey’s lacks any emissions reduction target. The Company notes that the impact of climate change and the energy transition could have an “adverse effect on our business, financial condition and results of operations.”21 Yet, Casey’s has failed to provide shareholders with a plan that adequately addresses these risks and reduces emissions, which would help the business remain competitive and profitable in a net-zero economy.

In its opposition statement, the Board states that it will disclose Scope 1 and 2 emissions data in its 2023 ESG report. Investors welcome this development, but Casey’s disclosures still do not demonstrate that its current initiatives are adequate to align with investor expectations for addressing climate risk. While Casey’s is undertaking initial steps in its sustainability process, including defining high-level responsibilities around ESG efforts and completing a materiality assessment, these are considered basic disclosures. They are insufficient to assure investors that Casey’s is adequately managing climate risks and opportunities.

Casey’s existing environmental stewardship initiatives are likewise not sufficient in scale. For example, Casey’s states it is offering renewable-blended fuel and installing EV charging stations at a small portion (less than 6%) of its locations.22 Yet it is unclear to what extent these efforts will lead to company-wide emissions reductions. Additionally, Casey’s states it has installed solar panels on one distribution center and has plans to install panels on refrigerated trailers. These are important actions, but do not constitute a comprehensive plan to optimize renewable electricity.

As a large-emitting food retailer, Casey’s has an influential position that could contribute to shifting the food and agriculture sector towards net zero. Setting science-based targets sends an important signal throughout Casey’s value chain that can spark innovation and collaboration. By reducing the emissions from its full value chain, Casey’s can mitigate operational risks posed by climate change, while also preparing to comply with heightened climate regulations and meet shifting consumer demand.

3.	Casey’s General Stores lags peers in addressing the impacts of its emissions.

Casey’s actions and disclosures lag those of its peers and the market more broadly. Over 3000 companies globally have set, or have committed to set, science-based emissions reduction targets.23 Other major convenience store and gasoline retailers, such as Seven & i Holdings Co., the parent company of 7-Eleven, committed to set emissions reduction targets validated by the Science Based Targets Initiative.24 Alimentation Couche-Tard, a multinational convenience store operator, has also developed initial emissions reduction targets.25 Larger retailers that also sell fuel, such as Walmart, Kroger, and Costco, have set comprehensive emissions reduction targets.26 Casey’s has not set any emissions reduction targets, let alone net-zero targets or 1.5°C -aligned targets. Nor has Casey’s even announced clear plans or a timeline for setting such targets.

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21 https://s2.q4cdn.com/194594550/files/doc_financials/2022/ar/Casey's-(Annual-Report-2022).pdf, p.14

22 https://s2.q4cdn.com/194594550/files/doc_downloads/sustainability/Casey's-(ESG-Report-2022).pdf, p.46

23 https://sciencebasedtargets.org/companies-taking-action

24 https://sciencebasedtargets.org/companies-taking-action

25 https://corpo.couche-tard.com/fr/pilier/planete/

26 https://carboncloud.com/2022/01/13/retailer-climate-targets-suppliers/

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2023 Proxy Memo Casey‘s General Stores Inc | Climate Transition Plan and GHG Reduction Goals

Casey’s General Stores Compensation Peer Group	Scope 1 & 2 Emissions Disclosure	Scope 3 Emissions Disclosure	Scope 1 & 2 Reduction Target	Scope 3 Reduction Target	Targets Validated by SBTi
Advance Auto Parts, Inc.	Yes	Yes	Yes	Yes	Yes (2023)
AutoZone, Inc.	Yes	No	Yes	No	No
Casey’s General Stores, Inc.	Yes	No	No	No	No
Darden Restaurants, Inc.	Yes	No	Yes	No	No
Dollar Tree, Inc.	Yes	Yes	Yes	Yes	No
Domino’s Pizza	Yes	Yes	Yes	Yes	Committed
Performance Food Group	Yes	No	Yes	No	No
Restaurant Brands International	Yes	Yes	Yes	Yes	Yes (2021)
Sprouts Farmers Market, Inc.	Yes	Yes	Yes	No	No
Tractor Supply Company	Yes	Yes	Yes	No	No
Yum! Brands, Inc.	Yes	Yes	Yes	Yes	Yes (2021)

Casey’s identifies intense competition as a risk factor in its 10-K, stating that this competition could adversely affect revenues and profitability. 27 But because Casey’s lags in responding to climate-related risks and opportunities, its competitors may have a greater ability to respond to changes in the economy and new opportunities within the industry, including those related to electric vehicle charging stations. The failure to react to climate-related opportunities could be especially damaging; CDP analysis has shown that the financial benefits of climate business opportunities may be as much as 15 times higher than the cost of climate-related risks.28 Companies that directly address the climate crisis put themselves in a strong position for aligning with global best practices, optimize competitive advantages, and thereby benefit from the transition to a net zero economy.29 Casey’s continued lagging performance in comparison to its competitors and peers may harm the Company’s financial performance.

RESPONSE TO BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

Casey’s states it cannot support the proposal for several reasons outlined below. However, it is in the best interest of the Company and stockholders for Casey’s to disclose a full value chain emissions reduction plan that fulfills the request of this proposal.

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27 https://s2.q4cdn.com/194594550/files/doc_financials/2022/ar/Casey's-(Annual-Report-2022).pdf, p.14

28 https://www.cdp.net/en/articles/investor/the-future-of-corporate-climate-action-sp-500-firms-assessing-risks-and-financial-benefits-of-transition

29 https://www.cdp.net/en/articles/investor/the-future-of-corporate-climate-action-sp-500-firms-assessing-risks-and-financial-benefits-of-transition

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2023 Proxy Memo Casey‘s General Stores Inc | Climate Transition Plan and GHG Reduction Goals

The shareholder proposal is not duplicative of existing efforts. The Board states that it has already taken important actions to address climate-related risks and enhance its overall sustainability. However, Casey’s current disclosures lack an emission reduction plan and fail to provide shareholders with a comprehensive understanding of climate-related risk mitigation. This hinders shareholders’ ability to assess the Company’s risk profile. This proposal requests greater transparency and accountability around Casey’s disclosures, which will benefit all shareholders.

The proposal is not prescriptive or one-size-fits-all. This proposal allows Casey’s to develop strategies appropriate to its business while meeting investor expectations of integrating the latest climate science into risk mitigation. Every sector and business faces unique challenges in meeting the needs of customers and operations. Overcoming such challenges is possible and necessary, as demonstrated by the number of Casey’s peers with emission reduction targets and transition plans. Like its peers, Casey’s can find levers to address its value chain emissions to remain competitive and efficient. The proposal allows Casey’s to disclose a science-based emission reduction plan that works with its business.

The proposal is not premature. The Board states that this proposal is not supported by appropriate third-party standards and that it is hesitant to act before anticipated rules are released. However, a variety of organizations do provide guidance to food retail companies around target setting and decarbonization strategies, including the SBTi’s FLAG sector guidance.30 Indeed, peers have been able to establish and work towards emission reduction targets with available resources, proving that such ambitions are achievable within the integrated retail sector. Furthermore, retail companies such as Advance Auto Parts, Inc., Domino’s Pizza, and Tractor Supply Company are expanding Scope 3 reporting and leveraging those insights to create and support more resilient supply chains. Climate mitigation and adaptation demand immediate investment to adequately protect Casey’s from increasing risks and costs.

Additionally, we note that the proposed SEC rule builds on established voluntary frameworks, such as TCFD and the GHG Protocol, which already provide readily available tools for conducting emissions inventories and disclosing relevant risks and opportunities.31 The SEC is not likely to introduce any unexpected or disruptive requirements, making it highly beneficial for our Company to proactively align with such frameworks. By being proactive and taking steps to comply with these regulations, Casey’s can ensure that its operations remain efficient and aligned with evolving standards. It is widely recognized that proactively complying with regulations is far more advantageous than reactive measures.32

In conclusion, we find the Board’s rationale for delaying a comprehensive emissions reduction strategy to be unpersuasive. By postponing this crucial work, Casey’s risks putting itself at a competitive disadvantage in the marketplace and restricting its ability to innovate in response to climate challenges. As shareholders, it is in our best interest to support this proposal and safeguard the Company’s future.

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30 https://sciencebasedtargets.org/sectors/forest-land-and-agriculture

31 https://papers.ssrn.com/sol3/papers.cfm?abstract_id=4339497

32 https://hbr.org/2021/03/what-bidens-sustainability-agenda-means-for-business#:~:text=To%20start%20assessing%2C%20managing%2C%20and%20reducing%20climate-related%20risk,set%20science-based%20targets%20to%20address%20their%20climate-related%20risks.

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2023 Proxy Memo Casey‘s General Stores Inc | Climate Transition Plan and GHG Reduction Goals

CONCLUSION

Casey’s failure to set emission reduction targets across its value chain demonstrates a lack of adherence to stakeholders’ clear expectations and exposes Casey’s to serious regulatory and competitive risks.

We urge a “Yes” vote on Proposal #6 requesting that Casey’s General Stores disclose a climate transition plan including 1.5°C-aligned and Net Zero targets.

For questions, please contact David Shugar, As You Sow, david@asyousow.org

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